Exhibit 99.53

APPENDIX C TO NATIONAL INSTRUMENT 41-101
GENERAL PROSPECTUS REQUIREMENTS

NON-ISSUER FORM OF SUBMISSION TO JURISDICTION
AND APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

1.	Name of issuer (the “Issuer”):

Lake Shore Gold Corp.

2.	Jurisdiction of incorporation, or equivalent, of Issuer:

Canada.

3.	Address of principal place of business of Issuer:

181 University Avenue, Suite 2000, Toronto, Ontario, M5H 3M7, Canada.

4.	Description of securities (the “Securities”):

Common shares of the Issuer.

5.	Date of the prospectus (the “Prospectus”) under which the Securities are offered:

October 27, 2010.

6.	Name of person filing this form (the “Filing Person”):

Hochschild Mining plc.

7.	Filing Person’s relationship to Issuer:

Selling Shareholder.

8.	Jurisdiction of incorporation, or equivalent, of Filing Person, if applicable, or jurisdiction of residence of Filing Person:

England & Wales.

9.	Address of principal place of business of Filing Person:

46 Albemarle Street, London, W1S 4JL, England.

10.	Name of agent for service of process (the “Agent”):

152928 Canada Inc.

11.	Address for service of process of Agent in Canada (the address may be anywhere in Canada):

c/o Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, ON M5L 1B9.

12.

The Filing Person designates and appoints the Agent at the address of the Agent stated above as its agent upon whom may be served any notice, pleading, subpoena, summons or other process in any action, investigation or administrative, criminal, quasi-criminal, penal or other proceeding (the “Proceeding”) arising out of, relating to or concerning the distribution of the Securities made or purported to be made under the Prospectus, and irrevocably waives any right to raise as a defence in any Proceeding any alleged lack of jurisdiction to bring the Proceeding.

13.	The Filing Person irrevocably and unconditionally submits to the non-exclusive jurisdiction of

(a)                    the judicial, quasi-judicial and administrative tribunals of each of the provinces of Canada in which the securities are distributed under the Prospectus; and

(b)                   any administrative proceeding in any such province;

in any Proceeding arising out of or related to or concerning the distribution of the Securities made or purported to be made under the Prospectus.

14.

Until six years after completion of the distribution of the Securities made under the Prospectus, the Filing Person shall file a new submission to jurisdiction and appointment of agent for service of process in this form at least 30 days before termination of this submission to jurisdiction and appointment of agent for service of process.

15.

Until six years after completion of the distribution of the Securities under the Prospectus, the Filing Person shall file an amended submission to jurisdiction and appointment of agent for service of process at least 30 days before a change in the name or above address of the Agent.

16.	This submission to jurisdiction and appointment of agent for service of process shall be governed by and construed in accordance with the laws of Ontario.

Dated: October 27, 2010	José Augusto Palma

Signature of Filing Person

	Name:	José Augusto Palma
	Title:	Vice President and General Counsel

Print name of person signing and, if the Filing Person is not an individual, the title of the person

AGENT

The undersigned accepts the appointment as agent for service of process of Hochschild Mining plc under the terms and conditions of the appointment of agent for service of process stated above.

Dated: October 27, 2010	152928 Canada Inc. by: Kathleen Ward

Signature of Agent

Kathleen Ward, Vice-President

Print name of person signing and, if the Agent is not an individual, the title of the person